January 31, 2020
Via E-mail

Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606

       Re:    Wright Medical Group N.V.
              Amendment No. 2 to Schedule TO-T
              Filed January 21, 2020
              File No. 005-86024

Dear Mr. Witzel:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in Offer to Purchase for Cash attached as Exhibit (a)(1)(A) to the Schedule TO-T. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A)

1. We note your response to comment 3, and particularly your representation that, "[a]fter discussion with the Depositary, and reviewing other precedent transactions, the Filing
   Persons believe that the contemplated timing for the acceptance for payment and payment for
   Shares in the Offer falls within the bounds of customary practice of the financial community." However, we are aware of recent precedent involving a cross-border business combination with a target incorporated in the Netherlands whereby the purchaser committed to prompt payment within three business days. Please expand upon your response and supplement your disclosure to better explain why, in light of this recent precedent, payment within four business days complies with the prompt payment provision of Rule 14e-1(c).
 Richard C. Witzel, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
January 31, 2020
Page 2

2. Your disclosure indicates that Purchaser will pay for all shares validly tendered and not properly withdrawn pursuant to the Offer "as promptly as practicable." Rule 14e-1(c)
   requires that you pay the consideration offered "promptly" upon expiration of the offer.
   Please revise here and throughout the document as needed.

                                              *   *   *

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions